NEWS RELEASE
BROOKFIELD ANNOUNCES
SECOND QUARTER 2005 RESULTS
Reports FFO Per Share of $0.43,
Portfolio-Wide Occupancy of 94%, and
Strong Results from Development Operations
NEW YORK, July 29, 2005 — Brookfield Properties Corporation (BPO: NYSE, TSX) today announced results for the second quarter ended June 30, 2005.
Funds from operations (“FFO”) prior to lease termination income for the three months ended June 30, 2005 was $101 million ($0.43 per share) compared to $94 million ($0.40 per share) for the same period in 2004. Net income prior to lease termination income for the three months ended June 30, 2005 was $41 million ($0.17 per share) compared to $37 million ($0.16 per share) for the same period in 2004. The 2004 results, which included $60 million of lease termination income, were FFO of $153 million ($0.65 per share) and net income of $73 million ($0.31 per share).
Brookfield’s portfolio-wide occupancy rate increased to 94.0% as at June 30, 2005 compared to 92.7% at the end of 2004. In Brookfield’s primary markets of New York, Boston, Washington, D.C., Toronto and Calgary, the occupancy rate at June 30, 2005 was 95.1% compared to 94.0% at the end of 2004.
INVESTMENT AND FINANCING ACTIVITY
Bid for O&Y Properties and O&Y REIT. Brookfield’s bidding consortium received approval from the shareholders of O&Y Properties Corporation for its acquisition of the shares of O&Y Properties in a July 7 vote, but did not receive the required level of approval by O&Y Real Estate Investment Trust minority unit-holders to complete the acquisition of 100% of its assets under the terms of the definitive agreements announced on June 1, 2005. While the O&Y REIT and O&Y Properties transactions are inter-conditional, the Brookfield consortium has until August 29, 2005 to waive this condition precedent, to pursue another course of action, or not to proceed with the transaction. The company is continuing to explore all of its options regarding this transaction.
Refinanced One World Financial Center with a $300 million three-year mortgage at a rate of LIBOR plus 100 basis points, reducing the interest rate by 100 basis points from the prior mortgage.

Increased the corporate credit facility by $200 million to $350 million, providing the company with additional liquidity and flexibility in order to quickly respond to future opportunities.
Repurchased 500,000 common shares of the company at an average price of $26.75 during the second quarter of 2005, bringing the total number of shares repurchased in 2005 to approximately 1.7 million. Since the inception of the company’s normal course issuer bid in 1999, the company has repurchased approximately 20 million common shares.
MANAGEMENT AND BOARD INITIATIVES
Appointed a new director, Linda Rabbitt, Chairman and CEO of Rand Construction Corporation, Washington, D.C. Ms. Rabbitt is the founder and owner of Rand Construction, a U.S. construction company. Brookfield extends its sincere appreciation to Dr. Lance Liebman who recently left the board after eight years of service.
Named Mark Brown as Senior Vice President, Finance. Brown’s responsibilities include managing Brookfield’s debt profile and its capital partner alliances, and working on a number of strategic initiatives.
OPERATING HIGHLIGHTS
Earned $165 million of net operating income from commercial property operations for the three months ended June 30, 2005 and leased 950,000 square feet of space, approximately four times the amount contractually expiring. Year-to-date leasing stands at approximately two million square feet. At June 30, 2005, Brookfield reduced its portfolio-wide lease rollover for the year 2005 by 240 basis points to 2.0% from 4.4% at the end of 2004.
Transactional highlights from the quarter include:
     New York
–	New 12-year lease of 52,000 square feet with McCarter & English at 245 Park Avenue
     Washington, D.C.
–	10-year expansion for 42,000 square feet with Friedman Billings Ramsey at Potomac Tower
     Toronto
–	New leases averaging six years for 42,000 square feet with CIBC at Atrium on Bay

–	Five-year renewal for 37,000 square feet with Baker & McKenzie at Bay Wellington Tower

–	Eleven-year renewal for 34,000 square feet with SCGM Management at Atrium on Bay

–	Five-year expansion and renewal for 32,000 square feet with Liberty Mutual Insurance at Bay Wellington Tower
     Calgary
–	New eight-year lease for 23,000 square feet with Petro-Canada at Petro-Canada Centre

–	New eight-year lease for 23,000 square feet with Enbridge Inc. at Fifth Avenue Place

–	New seven-year lease for 23,000 square feet with Highpine Oil & Gas at Petro-Canada Centre

–	Five-year renewal for 23,000 square feet with BMO Nesbitt Burns at Fifth Avenue Place

     Minneapolis and Denver
–	10-year expansion for 67,000 square feet with Target at Minneapolis City Center

–	10-year extension for 50,000 square feet with Meagher Geer at 33 South Sixth Street, Minneapolis

–	Five-year extension of 57,000 square feet with Nobel Energy at World Trade Center, Denver
DEVELOPMENT HIGHLIGHTS
Brookfield’s development operations earned $24 million of net operating income in the second quarter of 2005, an increase of $14 million over the same period in 2004. This business unit continues to deliver strong results, with a 33% year-to-date return on net capital invested.
Brookfield’s development operations include the largest land developer in Western Canada with 47 years’ experience building master-planned communities. With regional operations in Ontario, Colorado and Texas, the division’s primary markets are Calgary and Edmonton, Alberta, which as a result of oil sands resources are currently benefiting from an extremely strong local economy.
Since announcing the $15 million redevelopment project at Minneapolis City Center, the retail center adjacent to 33 South Sixth Street Tower, Brookfield has increased the overall occupancy of 33 South Sixth Street Tower from 53% to 89%. Target has increased its occupancy at 33 South Sixth Street to 840,000 square feet, including 88,000 square feet of converted retail space.
OUTLOOK
“We believe that we can add considerable value to the O&Y portfolio and thus continue to evaluate our options going forward,” said Ric Clark, President & CEO of Brookfield Properties Corporation. “Meanwhile, we are witnessing increased activity in almost all of our markets, as evidenced by our completion of over two million square feet of leasing in the first six months of this year. In response, we are exploring the viability of new office developments in a number of our markets,” concluded Clark.
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Accounting Change
Effective January 1, 2005, the company adopted an amendment to CICA Handbook section 3861, “Financial Instruments — Disclosure and Presentation,” with retroactive restatement of prior periods. This amendment requires classification for financial instruments that are to be settled by a variable number of the company’s common shares upon their conversion by the holder as liability. As a result, certain of the company’s Class AAA preferred shares previously included in shareholders’ equity were reclassified as liabilities under the caption “Capital Securities.” Dividends paid on these preferred shares have also been reclassified as interest expense and unrealized foreign exchange movements have been recorded in income in 2004.

Dividend Declaration
The Board of Directors of Brookfield declared a quarterly common share dividend of $0.18 per share payable on September 30, 2005 to shareholders of record at the close of business on September 1, 2005. Shareholders resident in the United States will receive payment in U.S. dollars and shareholders resident in Canada will receive their dividends in Canadian dollars at the exchange rate on the record date, unless they elect otherwise. The quarterly dividends payable for the Class AAA, Series F, G, H, I, J and K preferred shares were also declared payable on September 30, 2005 to shareholders of record at the close of business on September 15, 2005.
Conference Call
Brookfield’s second quarter 2005 investor conference call can be accessed by teleconference on July 29, 2005 at 10:00 a.m. E.T. at 1-800-337-0418. The call will be archived through August 5, 2005 and can be accessed by dialing toll free 1-800-336-1945. The conference call is also being Web cast on the Brookfield Web site at www.brookfieldproperties.com.
Supplemental Information
Investors, analysts and other interested parties can access Brookfield’s Supplemental Information Package on Brookfield’s Web site under the Investor Relations/Financial Reports section. This additional financial information should be read in conjunction with this press release.
Brookfield Profile
Brookfield Properties Corporation owns, develops and manages premier North American office properties. The Brookfield portfolio comprises 46 commercial properties and development sites totaling 46 million square feet, including landmark properties such as the World Financial Center in New York and BCE Place in Toronto. Brookfield is inter-listed on the New York and Toronto Stock Exchanges under the symbol BPO.
Contact: Melissa Coley, Vice President, Investor Relations and Communications, telephone (212) 417-7215, or via email at: mcoley@brookfieldproperties.com.
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Note: This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe,” “expect,” “anticipate,” “intend,” “estimate,” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward-looking statements include general economic conditions, local real estate conditions, timely re-leasing of occupied square footage upon expiration, interest rates, availability of equity and debt financing and other risks detailed from time to time in the documents filed by the company with the securities regulators in Canada and the United States. The company undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

STATEMENT OF INCOME

	Three months ended June 30		Six months ended June 30
(US Millions, except per share amounts)	2005	2004	2005	2004

Total revenue	$362	$381	$697	$707

Net operating income
Commercial property operations	$165	$166	$334	$345
Lease termination income	—	60	—	60

Total commercial property operations	165	226	334	405
Development operations	24	10	37	18
Interest and other	10	11	21	25

	199	247	392	448
Expenses
Interest	82	77	162	151
Administrative and development	11	11	22	21
Minority interests of others in properties	5	6	8	11

	101	153	200	265
Depreciation and amortization	41	35	77	69
Unrealized foreign exchange on preferred share restatement	—	(2)	—	(6)
Future income taxes and other provisions	19	47	39	77

Net income	$41	$73	$84	$125

Funds from operations per share — diluted
Prior to lease termination income	$0.43	$0.40	$0.85	$0.87
Lease termination income	—	0.25	—	0.25

	$0.43	$0.65	$0.85	$1.12

Net income per share — diluted
Prior to lease termination income	$0.17	$0.16	$0.35	$0.38
Lease termination income	—	0.15	—	0.15

	$0.17	$0.31	$0.35	$0.53

Notes:
(i) The 2004 results have been restated to reflect the impact of the reclassification of certain preferred share dividends to interest expense and foreign exchange on the reclassification of certain preferred shares to liabilities.
(ii) Per share amounts include the effect of the three-for-two common stock split.
(iii) The accompanying press release and financial information make reference to net operating income and funds from operations (“FFO”) on a total and per share basis. Net operating income is defined as income from property operations after operating expenses have been deducted, but prior to deducting financing, administrative and income tax expenses. FFO is defined as net income prior to extraordinary items, non-cash items and depreciation and amortization. The Company uses net operating income and funds from operations to assess the operating results of the company as net operating income is important in assessing operating performance and FFO is a relevant measure to analyze real estate as commercial properties generally appreciate rather than depreciate. In the company’s quarterly Supplemental Information package, the company provides the components of net operating income on page 17 and a full reconciliation from FFO to net income on the Cashflow Statement on page 16. Net operating income and FFO are both non-GAAP measures which do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.

CONSOLIDATED BALANCE SHEET

(US Millions)	June 30, 2005	December 31, 2004*

Assets
Commercial properties	$6,975	$6,693
Development properties	487	716
Receivables and other	758	698
Marketable securities	250	285
Cash and cash equivalents	113	112

	$8,583	$8,504

Liabilities
Commercial property debt	$4,679	$4,550
Accounts payable and other liabilities	382	424
Future income tax liability	137	96
Capital securities	1,045	1,069

Shareholders’ interests
Minority interests of others in properties	55	53
Preferred shares
Subsidiaries	312	320
Corporate	45	45
Common shares	1,928	1,947

	$8,583	$8,504

*Note: The 2004 results include the restatement of certain of the corporation’s preferred shares as liabilities under the caption “Capital securities.”